                                                                  Exhibit 99.1



F O R   I M M E D I A T E   R E L E A S E


                                                   April 18, 2000
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                         INCREASE IN QUARTERLY DIVIDEND

Toledo, Ohio, April 18, 2000...HEALTH CARE REIT, INC. (NYSE/HCN) announced today that the Board of Directors voted to declare a dividend for the quarter ended March 31, 2000 of $0.585 per share as compared to $0.565 per share for the same period in 1999.

The dividend is a one-half cent increase from the dividend paid for the fourth quarter of 1999 and represents the 116th consecutive dividend payment. The dividend will be payable May 22, 2000 to shareholders of record on May 2, 2000.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes and assisted living facilities. At March 31, 2000, the company had investments in 235 health care facilities in 33 states and had total assets of approximately $1.3 billion.

    For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN,
                or visit the company's website at www.hcreit.com
                                      #####






                                     -16-